FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

            Form 20-F    X               Form 40-F
                       ------                       ------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                    No       X
                  ------                 ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________

            Contents:
                  1. Press Release dated January 6, 2006.
                  2. Press Release dated February 13, 2006.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526 and No.
333-79005).

SIGNATURE
---------

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  RADICA GAMES LIMITED




Date:      February 15, 2006                        /s/ Craig D. Storey
        -----------------------                   ------------------------------
                                                  Craig D. Storey
                                                  Chief Accounting Officer

                              RADICA GAMES LIMITED
                        ANNOUNCES QUARTERLY CASH DIVIDEND


FOR IMMEDIATE RELEASE              CONTACT:    PATRICK S. FEELY
JANUARY 6, 2006                                CHIEF EXECUTIVE OFFICER

                                               (LOS ANGELES, CALIFORNIA)
                                               (626) 744 1150

                                               DAVID C.W. HOWELL
                                               CHIEF FINANCIAL OFFICER
                                               (HONG KONG)
                                               (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that its Board of Directors has declared a quarterly dividend of $0.05 per share. This represents a $0.005 per share or 11.1% increase from the prior quarter's dividend.

The dividend will be payable on January 31, 2006, to shareholders of record as of January 16, 2006.



ABOUT RADICA GAMES LIMITED

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                                    -- END --

                              RADICA GAMES LIMITED
                         REPORTS 2005 FOURTH QUARTER AND
                                FULL YEAR RESULTS

FOR IMMEDIATE RELEASE        CONTACT:    PATRICK S. FEELY
FEBRUARY 13, 2006                        CHIEF EXECUTIVE OFFICER

                                         (LOS ANGELES, CALIFORNIA)
                                         (626) 744 1150

                                         DAVID C.W. HOWELL
                                         CHIEF FINANCIAL OFFICER
                                         (HONG KONG)
                                         (852) 2688 4201


HIGHLIGHTS:

o    Record full-year sales of $162.8 million, up 31.9% over the prior year.
o Full-year diluted EPS was $0.54 per share compared to $0.18 per share in 2004.
o Full-year diluted EPS, before goodwill impairment charges incurred in 2005 and 2004, increased by 133% over the prior year to $0.84 per share.
o Q4 2005 sales grew from Q4 2004 by 5.1% led by growth in its electronic games product lines partially offset by declines in video game accessories
     (VGA) and manufacturing services.
o Q4 diluted EPS was $0.18 per share, an increase of 80% over Q4 of 2004 of $0.10 per share before the goodwill impairment charge.

(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its results for the fourth quarter and the financial year ended December 31, 2005. The Company reported a net profit for the quarter of $3.5 million or $0.18 per diluted share compared to a net loss of $(1.6) million or $(0.09) per diluted share in Q4 2004 which included a goodwill impairment charge of $3.5 million or $(0.19) per share. Earnings per share increased by 80% when compared to Q4 2004 results of $1.9 million, or $0.10 per share, excluding the 2004 goodwill impairment charge.

Net profit for the year was $10.5 million or $0.54 per diluted share compared to $3.5 million or $0.18 per diluted share for 2004. For comparative purposes it is useful to take into account that the Company incurred goodwill impairment charges in Q2 of 2005 of $6.0 million and in Q4 of 2004 of $3.5 million both related to its VGA business, which is now fully written off the balance sheet. Excluding these charges in both years for comparative purposes, net profits would have been $16.5 million, or $0.84 per share, compared to $7.0 million or $0.36 per share. This represents an increase of 133% in earnings per diluted share.

Sales for Q4 2005 increased by 5.1% to $45.7 million from $43.5 million for the same period in 2004. Sales increases in the quarter compared to Q4 2004 were primarily due to increases in Electronic Games, including the Company's popular 20Q game, but were offset by lower VGA sales resulting from the current video game platform transition, as well as a decrease in Manufacturing Services sales, consistent with the Company's strategic direction to emphasize its own branded products. Additionally, in 2005 the Company experienced acceleration in the timing of shipments to certain customers who ordered a larger percentage of shipments directly from our China warehouse in Q3 rather than waiting until Q4 to order from our domestic U.S. and U.K. warehouses. Sales for the year increased by 31.9% to $162.8 million from $123.4 million in 2004 due to growth in the core Electronic Games and Youth Electronics branded product lines. Increases in the year were also partially offset by declines in the VGA business and a decline in Manufacturing Services. Compared to sales in 2004, North American sales for the year grew by 34.1%, with European sales increasing by 37.7% and other international sales increasing by 37.6%.

Pat Feely, Radica's Chief Executive Officer, said, "We were very pleased with our performance this year. First of all, we set an all time record for sales at Radica. Additionally, and most importantly, we delivered on the bottom line with an operating margin, excluding the goodwill impairment charge, of 10% in a very difficult cost environment. We also substantially resolved the manufacturing issues that plagued us in 2004 and delivered consistently on-time to our customers in spite of a 32% increase in sales. On top of that, we improved our balance sheet with lower inventory than 2004 in spite of our large sales increase. These accomplishments also contributed to a 33% increase in cash and securities as well as an 11% increase in our dividend announced recently. Finally, our product lines sold through well at retail and this has positioned us for continued growth in 2006."

The following table shows the detailed revenue comparisons for the quarter:

                              Three months ended December 31,        Twelve months ended December 31,
                              ----------------------------------     ----------------------------------
Product Lines                      2005               2004                2005               2004
                              ---------------   ----------------     ---------------   ----------------
(US Dollars in thousands)
Electronic Games                    $ 35,808           $ 28,849           $ 125,965           $ 80,640
Youth Electronics                      5,459              5,765              17,868             17,038
Other Toys                               947              1,268               2,839              3,490
Video Game Accessories                 2,504              5,653               7,266             12,840
Manufacturing Services                 1,019              1,968               8,841              9,391
                              ---------------   ----------------     ---------------   ----------------

TOTAL                               $ 45,737           $ 43,503           $ 162,779          $ 123,399
                              ===============   ================     ===============   ================


Gross profit margin for the quarter increased from 35.1% to 41.5%, an increase of 640 basis points over the same period last year. Gross profit margin for the year increased from 33.9% to 37.4%, an increase of 350 basis points. The increases in gross margins during the year and quarter related primarily to improved sales mix of higher margin products (in particular a reduced percentage of lower margin VGA and Arcade Legends product lines as well as less Manufacturing Services) together with lower air freight and outsourced manufacturing costs.

Operating expenses for the quarter decreased to $17.2 million from $18.0 million for the same period last year. Increases in variable selling expenses, advertising costs, incentive compensation, R&D expenses and certain administrative costs, including legal and executive redundancy costs, during the quarter were less than the $3.5 million goodwill impairment charged to operating expenses during the same quarter last year. For the full year, operating expenses increased to $50.9 million from $39.5 million in 2004. The increase was due to the additional goodwill impairment charges in 2005, together with an increase in variable expenses, including selling expenses and incentive compensation, resulting from the increase in sales and profits, and increases in R&D expenses as well as certain administrative costs including legal and executive redundancy costs.

At December 31, 2005 the Company had $53.3 million in cash and investment securities, and net assets of $98.4 million as compared to $40.1 million and $91.1 million, respectively, at December 31, 2004. There was no debt at December 31, 2005 and December 31, 2004. Inventories at December 31, 2005 decreased to $21.4 million from $26.8 million at December 31, 2004, resulting from improved inventory planning and sales of closeout items. Receivables increased to $18.7 million from $18.4 million at December 31, 2004 reflecting increased sales for the period.

On January 6, 2006, the Company declared a first quarter dividend for fiscal 2006 of $0.05 per share, which was paid on January 31, 2006 and represented an 11.1% increase over the prior dividend rate.


     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada, the U.K. and Macau, and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.




                                    -- END --


                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands,                               Three months ended December 31,    Twelve months ended December 31,
 except per share data)                                 ------------------------------     --------------------------------
                                                            2005              2004             2005             2004
                                                        -------------    -------------     -------------    -------------
                                                         (unaudited)      (unaudited)       (unaudited)
Revenues:
  Net sales                                                 $ 45,737         $ 43,503         $ 162,779        $ 123,399
  Cost of goods sold
    (exclusive of items shown separately below)              (26,760)         (28,241)         (101,927)         (81,576)
                                                        -------------    -------------     -------------    -------------
  Gross profit                                                18,977           15,262            60,852           41,823
                                                        -------------    -------------     -------------    -------------
Operating expenses:
  Selling, general and administrative expenses               (15,096)         (12,605)          (37,979)         (30,071)
  Research and development                                    (1,545)          (1,440)           (4,908)          (4,164)
  Depreciation and amortization                                 (563)            (393)           (1,984)          (1,693)
  Impairment of goodwill                                           -           (3,536)           (6,015)          (3,536)
                                                        -------------    -------------     -------------    -------------
   Total operating expenses                                  (17,204)         (17,974)          (50,886)         (39,464)
                                                        -------------    -------------     -------------    -------------
Operating income (loss)                                        1,773           (2,712)            9,966            2,359

Net interest and other income                                    342              383             1,075            1,519

Foreign currency gain, net                                       362              371               135              417
                                                        -------------    -------------     -------------    -------------
Profit (loss) before income taxes                              2,477           (1,958)           11,176            4,295

Credit (provision) for income tax                              1,010              365              (644)            (839)
                                                        -------------    -------------     -------------    -------------

Net profit (loss)                                            $ 3,487         $ (1,593)         $ 10,532          $ 3,456
                                                        =============    =============     =============    =============
Net earnings (loss) per share:

Basic                                                         $ 0.18          $ (0.09)           $ 0.55           $ 0.19
                                                        =============    =============     =============    =============
Diluted                                                       $ 0.18          $ (0.09)           $ 0.54           $ 0.18
                                                        =============    =============     =============    =============
Weighted average number of common and
     common equivalent shares:

  Basic                                                   19,068,151       18,733,412        18,993,263       18,653,471
                                                        =============    =============     =============    =============
  Diluted                                                 19,710,935       18,733,412        19,663,314       19,525,757
                                                        =============    =============     =============    =============
Cash dividends declared per share
 (4.5 cents declared and paid for each
 quarter ended March 31, June 30, Sept 30,
 and December 31, 2005; 4 cents per quarter                  $ 0.045          $ 0.040           $ 0.180           $0.160
 in 2004                                                =============    =============     =============    =============

                                                               -5-

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS

(US dollars in thousands, except per share data)                                 December 31,        December 31,
                                                                               -----------------   -----------------
                                                                                      2005                2004
                                                                               -----------------   -----------------
                                                                                  (unaudited)
                                         ASSETS
Current assets:
  Cash and cash equivalents                                                            $ 37,358            $ 27,614
  Investment securities                                                                  15,928              12,456
  Accounts receivable, net of allowances for doubtful accounts of $165
    ($148 as at December 31, 2004)                                                       18,703              18,359
  Inventories                                                                            21,420              26,818
  Prepaid expenses and other current assets                                               4,196               3,374
  Income taxes receivable                                                                   479                 168
  Deferred income taxes                                                                   3,237               1,850
                                                                               -----------------   -----------------
    Total current assets                                                                101,321              90,639

Property, plant and equipment, net                                                       14,542              11,480

Goodwill                                                                                      -               6,015

Other assets                                                                                833                 854

Deferred income taxes, noncurrent                                                           572                 953
                                                                               -----------------   -----------------
    Total assets                                                                      $ 117,268           $ 109,941
                                                                               =================   =================
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                      $ 8,636            $ 11,840
  Accrued payroll and employee benefits                                                   3,833               1,486
  Accrued expenses                                                                        5,987               5,251
  Income taxes payable                                                                      417                 287
                                                                               -----------------   -----------------

    Total current liabilities                                                            18,873              18,864
                                                                               -----------------   -----------------
    Total liabilities                                                                    18,873              18,864
                                                                               -----------------   -----------------
Shareholders' equity:
  Common stock
    par value $0.01 each, 100,000,000 shares authorized,
    19,080,004 shares outstanding (18,738,112 as at
  December 31, 2004)                                                                        191                 187
  Additional paid-in capital                                                              6,122               4,610
  Retained earnings                                                                      93,025              85,909
  Deferred compensation                                                                    (203)                  -
  Accumulated other comprehensive (loss) income                                            (740)                371
                                                                               -----------------   -----------------
    Total shareholders' equity                                                           98,395              91,077
                                                                               -----------------   -----------------
    Total liabilities and shareholders' equity                                        $ 117,268           $ 109,941
                                                                               =================   =================

                                                  -6-

